Fax: 212-326-0806

ehellige@pryorcashman.com

August 28, 2024

Via Edgar

Ms. Eiko Yaoita Pyles

Ms. Jean Yu

Mr. Thomas Jones

Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heritage Distilling Holding Company, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Filed July 5, 2024
File No. 333-279381

Ladies and Gentlemen:

On behalf of our client, Heritage Distilling Holding Company, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby file in electronic form the accompanying Amendment No. 2 to Registration Statement on Form S-1 of the Company (“Amendment No. 2”), marked to indicate changes to Amendment No. 1 to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on July 5, 2024.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated July 25, 2024 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 1 to Draft Registration Statement on Form S-1 filed July 5, 2024

Cover Page

1.	We note that you included a resale prospectus for shares to be sold by the selling stockholders. Please revise to disclose the reasons you have included the resale prospectus when you disclose under the Explanatory Note caption that “the Selling Stockholders have expressed an intent not to sell the shares of common stock to be sold pursuant to the Resale Prospectus concurrently with the commencement of [y]our initial public offering of common stock.”

Response:	As requested by the Staff, the Company has added disclosure to the cover page of the prospectus disclosing the reason for registering the shares to be sold by the resale prospectus, which is to allow the Company to meet the minimum public float requirement of Nasdaq as part of the Company’s Nasdaq listing application.

Securities and Exchange Commission

August 28, 2024

2.	Please ensure that the disclosure under the Explanatory Note caption that “the Selling Stockholders have expressed an intent not to sell the shares of common stock to be sold pursuant to the Resale Prospectus concurrently with the commencement of [y]our initial public offering of common stock" is consistent with the disclosure on the cover page of the Resale Prospectus that "The Selling Stockholders have represented to us that they have no intention to offer or sell their shares less than 90 days following the closing of [y]our initial public offering of common stock."

Response:

The Registration Statement has been revised in response to the Staff’s comment by revising the Explanatory Note to the Registration Statement to remove the disclosure that the Selling Stockholders have expressed their intention not to sell the shares of common stock to be sold pursuant to the Resale Prospectus concurrently with the commencement of the Company’s initial public offering of common stock. In addition, the cover page of the Resale Prospectus in Amendment No. 2 was revised to remove the disclosure that the Selling Stockholders have expressed their intention not to sell shares of common to be sold pursuant to the Resale Prospectus less than 90 days following the closing of the Company’s initial public offering of common stock.

3.	Please clarify the reasons for the structure of the offerings disclosed in your filing. In particular, discuss the purpose of offering warrants to purchase an aggregate of up to 500,000 shares of your common stock at an exercise price of $0.01 per share in a concurrent private placement.

Response:

As requested by the Staff, the Company has added disclosure to the cover page of the prospectus disclosing the reason for the concurrent offering of the Common Warrants, which are being offered to certain existing security holders of the Company who have expressed an interest in acquiring a number of shares of common stock in the initial public offering in excess of the number of shares that would be permissible under the initial public offering purchaser concentration rules of Nasdaq.

Capitalization, page 53

4.	We note your capitalization table includes "inventory" which is not part of your capital structure. Please remove this line item from your table.

Response:	As requested by the Staff, the Registration Statement has been revised by revising the capitalization table on page 55 of Amendment No. 2 as requested to remove the “inventory” line item.

Notes to Condensed Consolidated Financial Statements

Note 2. Summary of significant accounting policies

Investments/Investments in Flavored Bourbon LLC, page F-13

5.	We note that you recorded a gain of $3,421,000 related to the increase in fair value of your investment in Flavored Bourbon LLC reflecting the observable price change as a result of the January 2024 capital call. However, your disclosure here indicates that the capital call was conducted to raise capital at the same valuation as the last raise, which appears to suggest that the fair value of the Company’s investment did not change as a result of this transaction. In this regard, please explain to us how you calculated the gain and include in your disclosure the methods and key assumptions you used to determine the fair value of your investment in Flavored Bourbon LLC.

Response:

As requested by the Staff, the Company has updated and expanded the disclosure in Note 2 to the financial statements for the six-month period ended June 30, 2024 on page F-14 of Amendment No. 2 to include a reference to:

1)	The prior capital call being in 2021;

Securities and Exchange Commission

August 28, 2024

2)	The January 2024 capital call being the first triggering event to perform a review of the fair value of the Company’s investment in Flavored Bourbon, LLC since the prior capital call transaction in 2021; and

3)	Provide the following details of the methodology used in the valuation:

“We used the Option Pricing Method Backsolve Valuation Method (“OPM Backsolve”) analysis to estimate the value of our Class A Unit investment in Flavored Bourbon, LLC. OPM Backsolve analysis derives the implied equity value for one type of equity security from a contemporaneous transaction involving another type of security. The recent transaction involving Class E Units was utilized as the reference transaction in the OPM Backsolve analysis to derive a value of our Class A Units. The OPM Backsolve analysis applies the Black-Scholes-Merton option pricing model, which is impacted by the following assumptions:

a.	Expected Term. The probability weighted expected term incorporates our assumptions about the time necessary for the business to develop and position itself for a potential liquidity event.

b.	Expected Volatility. As Flavored Bourbon, LLC shares are privately held, the volatility used is based on a benchmark of comparable companies within the distilled spirits industry.

c.	Expected Dividend Yield. The dividend rate used is zero as Flavored Bourbon, LLC has never paid any cash dividends, and we do not anticipate any in the foreseeable future.

d.	Risk-Free Interest Rate. The interest rates used are based on the implied yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term equal to the expected term.

Note 16. Subsequent Events, page F-36

6.	Your response to prior comment 6 states that the holders of the Whiskey Special Ops 2023 Notes and related warrants will receive common stock or pre-paid warrants in lieu of common stock that can be exercised after the closing of this offering, and that the warrants originally issued in connection with the issuance of the Whiskey Special Ops 2023 Notes were relinquished and canceled as part of the negotiated exchange of the Notes for common stock. However, your disclosures continue to state that the Notes and warrants were exchanged for 2,399,090 shares of common stock and 546,927 prepaid warrants, and the table in Annex A – page 2 of your response letter appears to indicate that the newly issued warrants will be outstanding after the completion of this offering. Please clarify whether you plan to issue pre-paid warrants and expects them to be outstanding after the completion of this offering. If so, revise to disclose the terms of the new warrants and tell us your basis for classifying them in equity.

Response:

As requested by the Staff, the Registration Statement has been revised by adding to footnote 5 to the Company’s financial statements for the six-month period ended June 30, 2024, commencing on page F-21 of Amendment No. 2, additional disclosure under the caption “Convertible Notes – Exchange of Whiskey Notes.” The additional disclosure clarifies that the completion of this offering is a condition precedent to the unconditional exchange of the Whiskey Notes and related (original issue) warrants into newly-issued common stock and prepaid warrants that will remain outstanding subsequent to this offering (as it was the condition for their unconditional issuance as equity.) The Company further clarified the terms of the then-to-be-issued prepaid warrants by including the following:

“Such prepaid warrants will be eligible for exercise without the payment of additional consideration at any time that the respective holder beneficially owns a number of shares of common stock that is less than 4.99% of the Company’s outstanding shares of common stock for a number of shares that would cause the holder to beneficially own 4.99% of the Company’s outstanding shares of common, and will have no expiration date.”

Securities and Exchange Commission

August 28, 2024

Exhibits

7.	Please file as an exhibit the June 2024 agreement to complete a loan modification mentioned in the first full paragraph on page 79 and the private placement transaction mentioned on page 128.

Response:

As requested by the Staff, the Company will file with its next amendment to the Registration Statement as Exhibit 10.9 to the Registration Statement the amendment to the Company’s loan agreement with Silverview Credit Partners L.P. mentioned on page 79 of Amendment No. 2 . Such amendment has been substantially negotiated by the parties but has not yet been executed as certain conditions precedent to such execution have not yet been satisfied.

As requested by the Staff, the Company has filed as Exhibit 10.11 to the Registration Statement the form of subscription agreement for the acquisition of the Common Warrants mentioned on page 129 of Amendment No. 2.

8.	Please revise the disclosure in the Selling Stockholders section on page Alt-4 to include a materially complete discussion of how the selling stockholders acquired the securities that you are registering for resale on their behalf.

Response:	As requested by the Staff, the Company has revised the Selling Stockholder section on page Alt-4 of Amendment No. 2 to include a materially complete discussion of how the Selling Stockholders acquired the shares of common stock that they are offering pursuant to the Resale Prospectus.

9.	We note your disclosure on page Alt-7 that your selling stockholders may use purchases by a broker-dealer as principal to sell its securities. Please confirm your understanding that purchases by a broker-dealer as principal and resales by the broker-dealer for its account would constitute a material change requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response:	As requested by the Staff, the Company hereby confirms its understanding that purchases by a broker-dealer as principal and resales by the broker-dealer for its account would constitute a material change requiring a post-effective amendment to the Registration Statement. Additional disclosure to that effect has been added to the Registration Statement on page Alt-6 of Amendment No. 2.

10.	Please tell us, with a view to disclosure, why the Plan of Distribution section on pages Alt-7 and Alt-8 does not include disclosure that the selling stockholders have represented that they have no intention to offer or sell their shares less than 90 days following the closing of your initial public offering of common stock mentioned on the cover page of the Resale Prospectus.

Response:	The statements made on the cover of the Resale Prospectus regarding the intentions of the selling stockholders for selling their shares of common stock were not correct and all disclosures regarding the timing or intended timing of sales by the selling stockholders in the IPO Prospectus and the Resale Prospectus have been removed from each prospectus.

11.	You disclose on page Alt-7 an intent to list on NYSE American, contrary to the disclosure on the IPO cover page. Please reconcile.

Response:

As requested by the Staff, the Company has reconciled the disclosure on page Alt-6 of Amendment No. 2 by correcting its inadvertent reference to the NYSE American exchange to reference instead the Nasdaq Capital Market as disclosed on the cover page of the Resale Prospectus.

Securities and Exchange Commission

August 28, 2024

12.	You disclose that the purchasers in the concurrent "private placement" of warrants you intend to conduct will be "certain purchasers of shares of our common stock in this offering." Please provide your analysis of how conducting these offerings simultaneously will be consistent with Section 5 of the Securities Act.

Response:

The Company respectfully advises the Staff that it expects that the offer and sale of the Common Warrants will be made pursuant to a private placement conducted under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder. The Company believes that its position that the offer of such Common Warrants is subject to the exemption from registration provided by Section 4(a)(2) of the Securities Act falls within the authority established in the no-action letter to Black Box Incorporated (June 26, 1990) (“Black Box”) and Squadron, Ellenoff, Pleasant & Lehrer (February 22, 1992) (“Squadron Ellenoff”) and is further supported by the guidance set forth by the SEC Division of Corporate Finance in Release 33-8828 (the “Release”). In Black Box, the Commission established its view that, for policy reasons, offers and sales of securities to a limited number of purchasers in a transaction subsequent to the filing of a registration statement covering a proposed public offering are permissible if such transactions would be viewed as a valid private placement if viewed separately. In Squadron Ellenoff, the Commission further confirmed its position with respect to the permissibility of a simultaneous registered offering and unregistered offering to a limited number of qualified institutional buyers and institutional accredited investors. More recently, the Commission commented in the Release that “while there are many situations, in which the filing of a registration statement could serve as a general solicitation or general advertising for a concurrent private offering, the filing of a registration statement does not, per se, eliminate a company’s ability to conduct a concurrent private offering, whether it is commenced before or after the filing of a registration statement” and that “if a company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4(2) while the registration statement for a separate public offering was pending.”

The Company expects that the only investors in the concurrent private placement will be four existing stockholders of the Company, two of which became stockholders in April 2022 and two of which became stockholders in 2017. The Company believes each of such stockholders has substantial assets in addition to such stockholder’s equity interests in the Company. In light of guidance of the Commission set forth in Black Box, Squadron Ellenoff and the Release, because the investors in the Common Warrants have all been identified based on their pre-existing relationship with the Company and not as a result of the Company’s filing of the registration statement or any reverse inquiry resulting therefrom, the Company believes the offer and sale of shares of the Common Warrants in the concurrent private placement should be viewed as a valid private placement that is separate from the offer and sale of shares of common stock pursuant to the current registered offering.

The Company further notes that the Common Warrants will provide that holders of the Common Warrants shall not be entitled to exercise the Common Warrants, and the Company shall have the right to refuse to honor any request for an exercise, at any time or during any period if the Company determines that such exercise would be prohibited by law or regulation (including, without limitation, the unavailability of a registration of such exercise under the Securities Act, or an exemption from the registration requirements thereof). Accordingly, to the extent that the Company determines that any issuance of common stock pursuant to exercise of Common Warrants would not constitute a valid private placement, the Company will not be obligated to effect such an exercise.

13.	We note your statement that the Selling Stockholders will participate in a potential resale. Please revise to state, if true, that the Selling Stockholders will sell shares only once such shares are listed on the Nasdaq or other market and that the Selling Stockholders will sell shares only once the primary offering has closed. Make consistent revisions in the alternate pages. In this regard, you should revise to leave room to provide the market price of the securities as of the latest practicable date, once available and when you utilize a separate prospectus for the resale transaction.

Response:

As requested by the Staff, the Company has revised the disclosure on the cover page of the Resale Prospectus and page Alt-6 of Amendment No. 2 to disclose that the Selling Stockholders will sell shares pursuant to the Resale Prospectus only following the consummation of the Company’s initial public offering and the listing of the Company’s common stock on the Nasdaq Capital Market. The cover page of the Resale Prospectus has also been revised to leave room to provide the market price of the common stock as of the latest practical date, once available.

14.	Please disclose the supermajority vote requirements of Articles VI.F and XI in Exhibit 3.4 and the related risks to investors.

Response:

As requested by the Staff, the Company has revised the risk factor on page 47 of Amendment No. 2 and the summary of the anti-takeover effects of certain provisions of the Company’s certificate of incorporation and by-laws on page 126 of Amendment No. 2 to disclose the supermajority vote requirements of the Company’s stockholders to amend, alter, change or repeal the Company’s by-laws or certain provisions of the Company’s certificate of incorporation.

*        *        *

Securities and Exchange Commission

August 28, 2024

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of the registration Statement as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Justin Stiefel
Heritage Distilling Holding Company, Inc.